UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934

                             Nustar GP Holdings LLC
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   67059L102
                                 (CUSIP Number)

                                 June 04, 2008
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]      Rule 13d-1(b)
       [X]      Rule 13d-1(c)
       [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059L102
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.

    Barclays Bank PLC
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                            (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    England
--------------------------------------------------------------------------------
                                   5. Sole Voting Power
         Number of                    2,145,154
          Shares                   ---------------------------------------------
       Beneficially                6. Shared Voting Power
       Owned by Each                  -0-
         Reporting                 ---------------------------------------------
        Person With:               7. Sole Dispositive Power
                                      2,145,154
                                   ---------------------------------------------
                                   8. Shared Dispositive Power
                                      -0-
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    2,145,154
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    5.05%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    OO*
--------------------------------------------------------------------------------

*Barclays Bank PLC is a foreign bank not meeting the definition of 'bank' for purpose of section 3 (a)(6) of the Securities Exchange Act of 1934.

 Item 1.

(a)  Name of Issuer: Nustar GP Holdings LLC

(b)  Address of Issuer's Principal Executive Offices:

     One Valero Way,
     San Antonio, TX 78249

Item 2.

(a)  Name of Person Filing: Barclays Bank PLC

(b)  Address of Principal Business Office or, if none, Residence:

     1 Churchill Place,
     London, E14 5HP, England

(c)  Citizenship:   England

(d)  Title of Class of Securities: Common Stock, no par value

(e)  CUSIP Number: 67059L102

Item 3. If this statement is filed pursuant to Sub-Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the  Act
        (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment
        Company Act of 1940 (15 U.S.C. 80a-8);
(e) [ ] An investment adviser in accordance with Sub-Section
        240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Sub-Section 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Sub-Section 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal
        Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with Sub-Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,145,154

(b) Percent of class: 5.05%

(c) Number of shares as to which the person has:

    (i) Sole power to vote or to direct the vote: 2,145,154
   (ii) Shared power to vote or to direct the vote: 0
  (iii) Sole power to dispose or to direct the disposition of: 2,145,154
   (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          See Exhibit A.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 6, 2008                    /s/ Darrell King
                                       -------------------------------
                                       By: Darrell King
                                       Title: Head of Compliance Operations

                               INDEX TO EXHIBITS

Exhibit No.     Exhibit
     A          Item 7 Information






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